UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      February 28, 2006

Mr. Laurence Stephenson
Chief Executive Officer
Sutcliffe Resources Ltd.
625 Howe Street, Suite 420
Vancouver, British Columbia, Canada V6C 2T6

      Re:	Sutcliffe Resources, Ltd.
		Registration Statement on Form 20-F/A#3
      Filed October 13, 2005 and amended January 31, 2006
		File No. 0-51570

Dear Mr. Stephenson:

      We have reviewed your January 31st response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from October
13, 2005, the date you first filed it. The Exchange Act reporting requirements become operative at that time.
Form 20-FR amendment 3
Forward-Looking Statements, page 3
1. We note your response to comment 4 and reissue it. You are responsible for the accuracy of your disclosures in your filings. You cannot disclaim such responsibility by including statements such as
"[t]he Company undertakes no obligation to publicly update or revise forward-looking statements herein to reflect events or circumstances that may arise after the date of this Registration Statement." Please revise.
Financial Statements
2. Your response to comment 5 of our January 13, 2006 comment letter inappropriately states that US GAAP only allows acquisition costs to be capitalized upon receiving a bankable feasibility study.
Please
call us to discuss your accounting for acquisition and exploration costs under US GAAP. In addition, please explain why you believe that no formal impairment analysis was required under SFAS 144 and specify the methodology you used to determine "prevailing costs for comparable properties of merit". Please identify the properties that you felt were comparable and why.
3. Please send us a reconciliation of the revisions to "applicable figures" that you refer to in the last paragraph on page 2 of your January 31, 2006 response, explaining the reason for each change that you made in your amended filing.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Barry Stem, Senior Assistant Chief
Accountant, at
(202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at
(202) 551-3707 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	J. Weitzel
	B. Stem
	G. Schuler
      C. Moncada-Terry













Mr. Laurence Stephenson
Sutcliffe Resources, Ltd.
February 28, 2006
Page 3